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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 1)

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                           TRIKON TECHNOLOGIES, INC.
                                (NAME OF ISSUER)

                           TRIKON TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 7-1/8% CONVERTIBLE SUBORDINATED NOTES DUE 2001
                            SERIES G PREFERRED STOCK
                       WARRANTS TO PURCHASE COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

           72753MAA7 (7-1/8% CONVERTIBLE SUBORDINATED NOTES DUE 2001)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             CHRISTOPHER D. DOBSON
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           TRIKON TECHNOLOGIES, INC.
                                  RINGLAND WAY
                             NEWPORT, GWENT NP6 2TA
                                 UNITED KINGDOM
                              011 441 633 414 115
 (NAME, ADDRESS AND TELEPHONE NUMBER OF A PERSON AUTHORIZED TO RECEIVE NOTICES
         ANDCOMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:
                            MICHAEL J. KENNEDY, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                               SPEAR STREET TOWER
                                   ONE MARKET
                            SAN FRANCISCO, CA 94105
                                 (415) 442-0900

                                 APRIL 14, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDER)

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  This Amendment No. 1 (this "Amendment") to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to (i) the offer by Trikon Technologies, Inc., a California corporation (the "Company"), to exchange each $1,000 principal amount of its 7- 1/8% Convertible Subordinated Notes due October 15, 2001 into (a) 262.7339 shares of its Common Stock, (b) 34.7826 shares of its Series H Preferred Stock and (c) 0.3393 shares of its Series I Preferred Stock; (ii) the solicitation by the Company of the conversion of each share of its Series G Preferred Stock into one share of its Common Stock in exchange for a conversion payment of 1.1251 shares of its Common stock and
0.0027 shares of its Series I Preferred Stock; and (iii) the offer by the Company to exchange each warrant to purchase its Common Stock issued in connection with the issuance of its Series G Preferred Stock into one share of its Common Stock (collectively referred to as the "Exchange Offer"), each upon the terms and subject to the conditions set forth in the Offering Circular dated April 14, 1998 (the "Offering Circular"), the related Letters of Transmittal, copies of which were attached to the Statement as Exhibits
(a)(1), (a)(2), (a)(6) and (a)(7), respectively, and Supplement No. 1, dated April 27, 1998 ("Supplement No. 1"), to the Offering Circular, a copy of which is attached hereto as Exhibit (a)(11).

  Holders of Notes, Series G Preferred Stock or Warrants should carefully review all of the information contained in the Offering Circular and Supplement No. 1 prior to making a decision with respect to the Exchange Offer.

  The Company hereby amends Item 1(b) of the Statement by amending and restating it as follows:

  Item 1. Security and Issuer.

  (b) As of the date hereof, there were $86,250,000 aggregate principal amount of the Company's 7-1/8% Convertible Subordinated Notes Due 2001 (the "Notes") outstanding, 2,962,032 shares of its Series G Preferred Stock (the "Series G Preferred Stock") outstanding, and Warrants (the "Warrants") to purchase 888,610 shares of its Common Stock, no par value per share (the "Common Stock"), outstanding. Upon the terms and subject to the conditions set forth in the Offering Circular dated April 14, 1998 (as the same may be amended or supplemented from time to time, the "Offering Circular"), as supplemented by Supplement No. 1, dated April 27, 1998 ("Supplement No. 1") and the related Letters of Transmittal, copies of which are filed herewith as Exhibits (a)(1),
(a)(2), (a)(6), (a)(7) and (a)(11), the Company is: (i) offering to exchange each $1,000 principal amount of Notes outstanding into 262.7339 shares of the Common Stock, 34.7826 shares of the Company's Series H Preferred Stock, $10 stated amount per share (the "Series H Preferred Stock"), and 0.3393 shares of the Company's Series I Junior Participating Preferred Stock, no par value per share (the "Series I Preferred Stock"); (ii) soliciting the conversion of each share of Series G Preferred Stock into one share of Common Stock in exchange for a conversion payment of 1.1251 shares of Common Stock and 0.0027 shares of Series I Preferred Stock; and (iii) offering to exchange each Warrant into one share of Common Stock (collectively, the "Exchange Offer"). The information under the captions "The Offering Summary," "The Exchange Offer -- General" and "-- Terms of the Exchange Offer" in the Offering Circular and the information in Supplement No. 1, dated April 27, 1998 ("Supplement No. 1") to the Offering Circular, a copy of which is filed herewith as Exhibit (a) (11), is incorporated herein by reference. To the knowledge of the Company, no officer, director or affiliate of the Company beneficially owns any of the Notes, Series G Preferred Stock or Warrants other than (i) Dawson-Samberg Capital Management, Inc., which, as an investment adviser to certain investment funds and managed accounts, beneficially owns approximately $4,000,000 principal amount of the Notes, 1,481,481 shares of Series G Preferred Stock and 444,445 Warrants; (ii) SBIC Partners L.P., which beneficially owns 296,296 shares of Series G Preferred Stock and 88,889 Warrants; and (iii) Brian D. Jacobs, a director of the Company, who is a general partner and Executive Vice President of St. Paul Venture Capital, Inc., which beneficially owns 185,185 shares of Series G Preferred Stock and 55,556 Warrants. Any such Notes, Series G Preferred Stock or Warrants owned by the parties mentioned above at the time of the Exchange Offer are eligible for exchange, or conversion, as applicable, if properly tendered pursuant to the Exchange Offer on the same basis as all other Notes, Series G Preferred Stock and Warrants.

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  The Company hereby amends Items 2(a), 3, 3(a), 3(d), 3(e), 5, 7, 8(a) and
8(e) of the Statement by incorporating therein by reference the information in Supplement No. 1, which is attached hereto as Exhibit (a)(11), in addition to all information set forth thereunder.

  The Company hereby amends Item 9 of the Statement by inserting the following immediately after Item 9(a)(10):

  Item 9. Material to be Filed as Exhibits.

(a)(11) Supplement No. 1 dated April 27, 1998 to the Offering Circular dated April 14, 1998.+

(a)(12) Management Agreement, dated April 24, 1998 between the Company and B III Capital Partners, L.P.+
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+Filed herewith.


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                                   SIGNATURE

  After due inquiry and to the best of the Company's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 27, 1998

                                              TRIKON TECHNOLOGIES, INC.

                                              By: /s/ Christopher D. Dobson
                                                  -----------------------------
                                              Name:Christopher D. Dobson
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer

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                                 EXHIBIT INDEX

EXHIBIT
NUMBER
    EXHIBIT DESCRIPTION

(a)(11) Supplement No. 1 dated April 27, 1998 to the Offering Circular dated April 14, 1998.+

(a)(12) Management Agreement, dated April 24, 1998 between the Company and B III Capital Partners, L.P.+
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+Filed herewith.

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